Exhibit 10.4

AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT

This Amendment No. 1 to the Employment Agreement (the "<u>Amendment</u>") is made as of June 15, 2007, by and between RathGibson, Inc., RGCH Holdings Corp., RGCH Holdings LLC (collectively, the "<u>Employers</u>"), and Barry Nuss ("<u>Executive</u>").

WHEREAS, the Employers and Executive are parties to an Employment Agreement dated as of April 17, 2006 (the "<u>Employment Agreement</u>"); and

WHEREAS, the Employers and Executive desire to amend the Employment Agreement.

NOW, THEREFORE, the parties agree as follows:

1. All references in the Employment Agreement, and all Exhibits thereto, to Castle Harlan Partners IV, L.P. and Castle Harlan, Inc. shall be removed from the Employment Agreement and such exhibits.

2. RGCH Holdings LLC hereby assigns its rights and obligations under the Employment Agreement to RG Tube Holdings LLC ("<u>RG Tube</u>") pursuant to section 9.6 of the Employment Agreement. RG Tube shall replace RGCH Holdings LLC as a party to the Employment Agreement and all references to the LLC in the Employment Agreement and all Exhibits thereto shall refer to RG Tube. The Employee hereby acknowledges and agrees that RGCH Holdings LLC has satisfied its obligations under the Employment Agreement and has assigned its rights and obligations under the Employment Agreement to RG Tube.

3. Section 4.2 shall be amended in its entirety to read as follows:

    "<u>Bonus</u>. The Executive shall be eligible to receive an annual bonus of up to 200% of Base salary ("Bonus") under a plan established by the Company or the Board (or a Committee thereof). The Executive's target bonus shall be 100% of Base Salary (the "Target Bonus")."

4. The third sentence of Section 5.5 shall be amended in its entirety to read as follows:

    "For purposes of this Agreement, "Good Reason" means, without the Executive's consent, (i) a reduction in Base Salary, (ii) a material adverse reduction in the Executive's employee benefits, or (iii) a change in the Executive's place of work to a location more than fifty (50) miles from the Executive's principal place of work as of the Effective Date; provided, however, that Good Reason shall not include acts which are cured by the Company within thirty (3) days following the Company's receipt of written notice from the Executive of the existence of circumstances constituting Good Reason."

5. Section 6.2(c) shall be renumbered as Section 6.2(d).

6. A new Section 6.2(c) shall be added to read as follows:

    "(c)   an amount equal to the product of the annual target Bonus payable to the Executive with respect to the year in which his employment with the Company terminates and a fraction, the numerator of which is the number of days the Executive was employed during the year in which the Executive's employment terminates and the denominator of which is 365, payable twenty (20) days after the date of termination;"

7. The last sentence of Section 6.3 shall be amended in its entirety to read as follows:

    "In addition to such amounts, the Executive shall also be entitled to receive, upon execution without revocation of a valid general release of all claims against the Company, Holdings, the LLC, and their respective subsidiaries and affiliates, substantially in the form attached hereto as Exhibit A, (i) continued Base Salary for six (6) months after the date of termination, payable in monthly installments, and (ii) continued coverage under the Company's medical and dental plans for six (6) months after the date of termination; provided, that the Company may provide such coverage through reimbursement of the cost of continuation of group health coverage, pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1986, to the extent the Executive is eligible and subject to the terms of the plan and the law."

8. To the extent not amended hereby, the Employment Agreement shall continue with full force and effect in accordance with its terms.

IN WITNESS WHEREOF, this Amendment has been entered into as of the date first set forth above.

RATHGIBSON, INC.   **BARRY NUSS**

/s/ Harley B. Kaplan   /s/ Barry Nuss
By: Harley B. Kaplan   By: Barry Nuss
Title: President and Chief Executive Officer

RGCH HOLDINGS CORP.

/s/ Harley B. Kaplan
By: Harley B. Kaplan
Title: Chief Executive Officer

RGCH HOLDINGS LLC

/s/ William M. Pruellage
By: William M. Pruellage
Title: President

RG TUBE HOLDINGS LLC

/s/ Edward A. Johnson
By: Edward A. Johnson
Title: President